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Contacts:
Eric Rosenberg
Marketing Communications Manager
Metalink Ltd.
Tel:  972-9-9605438
Fax: 972-9-9605544
ericr@metalinkBB.com

Carl Hymans
Investor Relations
G.S. Schwartz & Co. Inc. Tel: 212-725-4500 Fax: 212-725-9188





Metalink Provides Fourth Quarter and 12 Month 2003 Financial Outlook

Record 127% Year Over Year Growth


Yakum, Israel, January 7, 2004 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high performance wireline and wireless broadband communication silicon solutions, today announced preliminary unaudited results for the fourth quarter and twelve months ended December 31, 2003.

The company expects that fourth quarter revenues will be approximately $4.7 million compared to $3.5 million in the third quarter of 2003, an increase of 34%. For the year 2003, Metalink expects to report revenues of approximately $15.0 million, compared to $6.6 million for the year 2002, an increase of 127%.

Metalink expects to report a loss of approximately $3.2 million or $0.17 per share for the fourth quarter of 2003, compared to a loss of $3.4 million or $0.18 per share for the third quarter of 2003. For the year, Metalink expects to report a loss of approximately $13.8 million or $0.74 per share compared to a loss of $16.3 million or $0.89 per share for 2002.

Company's cash, cash equivalents, short and long-term investments for the fourth quarter of 2003 is expected to be approximately $64 million compared to $62.9 million in the third quarter of 2003 and $76 million at the end of 2002.

Final results for the fourth quarter and year ended December 31, 2003 will be discussed during Metalink's scheduled conference call on January 27, 2004.

"On Oct 22, 2003 we released the third quarter results in which we provided guidance for the fourth quarter, suggesting considerably higher growth in revenues compared to the third quarter's growth. We are very pleased to report 34% sequential revenue growth for the fourth quarter combined with record year-over-year revenue growth.

"Our anticipated accelerated growth for the fourth quarter reflects the deployment momentum of VDSL by Telcos in Asia, primarily in Korea, and North America, and continued global demand for our symmetric DSL chipsets for business applications," said Tzvi Shukhman, Metalink's Chairman and CEO.

"During the quarter we continued to focus on accelerating our business, including:

    * Expanding our VDSL success in Korea to Japan with our VDSLPlus(TM) solution, allowing unmatched 150 Mbps speeds.
    * Intensive designs win activity of our Long Reach VDSL, allowing reaches exceeding 5Km to address opportunities across APAC.
    * Accelerating our WLANPlus(TM) product introduction plan to address the emerging 802.11n 200 Mbps WLAN for residential multimedia delivery.


"We expect to see continued revenue growth in 2004," Mr. Shukhman noted.

Metalink President J. Francois Crepin will be presenting at the Needham & Company growth conference in New York City on Thursday, January 8, 2004. Mr. Crepin will discuss Metalink's business and growth strategy during his presentation at 2 P.M. EST. To listen to the live audio-web cast of the presentation, please click on www.metalinkBB.com and then on the investor relations icon.

About Metalink

Metalink Ltd. is a global provider and developer of high performance wireline and wireless broadband communication silicon solutions for telecommunication, networking and home broadband equipment makers. Metalink's silicon solutions address key elements of the "broadband home" market through cost effective, very high-speed delivery of broadband applications over public and private home and enterprise networks. Metalink's wireline DSL products enable network operators to offer broadband services over ATM, TDM, and Ethernet-IP copper infrastructure. Leading OEMs and operators in Asia, North America and Europe have chosen to deploy Metalink's VDSL, SHDSL, and HDSLx products. Metalink's wireless solutions, MIMO-based WLANPlus, are designed to meet the ever-increasing demand for wireless LAN speed and reach, critical for home and office multi-media applications. Metalink, a fabless semiconductor company, is headquartered in Yakum, Israel and has subsidiaries in Folsom, California and in Seoul, South Korea, and offices in Yokohama, Japan and Atlanta, Georgia. Further information is available at www.metalinkBB.com

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements. The Company does not assume a duty to update or revise any of the forward-looking statements as a result of new information, future events or otherwise.